INVEST IN **KACHINGA**

Helping parents raise financially smart kids!





KACHINGA IS BRINGING
FINANCIAL LITERACY
TO THE NEXT GENERATION
kachinga
EARN
Teach the value of money & hard work
SAVE
Build good money habits for life
GIVE
Share the joy of helping others
SPEND
Empower hands-on learning while maintaining control
kachinga.com
Home
Your Wallet
$50.00
Jessica
Anna
Earn
Save
Give
Spend
$380.00
$35.00
$22.45
kachinga
debit
CARDHOLDER NAME

kachinga.com San Francisco CA

Software | Technology | Fin Tech | App | Artificial Intelligence

LEAD INVESTOR

Erick Watson Fund Organizer; Kachinga Fund, A Series of Assure Labs 2020, LLC, A Delaware Limited Liability Company

The Seattle Angel Conference (SAC) is a semiannual investor-driven event, designed to increase angel investment capacity. SAC is operated as a non-profit to teach investors for-profit angel investing techniques. During each conference a diverse group of seasoned and novice angel investors work together to create a new fund, engage in thorough due diligence of 50+ startups under consideration, and ultimately award their pooled investment dollars to one or more of the presenting finalists. We are delighted to invest in Kachinga as one of our SAC 18 presenting finalists!

Invested $56,183 this round

Learn about Lead Investors

Highlights

1. CEO led high growth product portfolios with revenue > $500M, and projects that help the underbanked
2. CFO has raised > $300M & led companies to successful exits including IPO
3. Thousands of customers acquired through word of mouth and organic growth to date
4. $91B spent annually by kids in US
5. Estimated cash flow positive in < 24 months
6. Only solution with data-driven insights & personalized financial literacy guidance & insights
7. Untapped market--Kachinga and our competitors represent less than 10% of the serviceable market

Our Team

Bill Butler CEO

Our Team

Bill Butler CEO

Financial services and credit industry expert. | Drove double digit revenue growth annually for



Financial services and credit industry expert. | Drove double digit revenue growth annually for $500M+ business. | Led financial and credit education initiatives to support emerging, underbanked, and underserved consumers.

Our team is made of parents who share a unified mission--to bring financial literacy to the next generation. This effort begins in our own homes. We understand first-hand that the financial literacy crisis is real; and want to help other parents along the way.



John McIntyre   Chairman

Serial entrepreneur. | Built companies from start-up to $30M+ ARR.



John Zdanowski   CFO

20+ years with consumer & financial start-ups. | Raised > $300M & led successful exits including IPO. | Grew 5 early-stage companies to $100M in revenue.

We are facing a Financial Literacy Crisis.

In the US, 54% are living paycheck to paycheck, 25% don't have any retirement savings, 25% can't cover a $1,000 emergency, and 50+ million people do not have access to credit or traditional banking options. At the same time, only 7 states require a standalone financial literacy class in school and most parents lack the time or knowledge to properly teach their kids. Families, schools, and communities need help to improve the financial literacy gap *before* kids leave home.

We Are Facing A Financial Literacy Crisis

 **54%** of people in US are living paycheck to paycheck

 **25%** have $0 saved for retirement

 **25%** can't cover $1,000 emergency

 **22%** are unbanked or underbanked without access to mainstream credit

AND YET

 **ONLY 7 STATES** require a standalone financial literacy course

 **MOST PARENTS** lack the time, knowledge, & confidence to teach their kids

Sources: Pymnts.com, BankRate, Pwc.com, Federal Reserve, CNBC, Forbes   Property of Kachinga, Inc., 2022 | Private & Confidential | kachinga

Peace of mind for parents. Financial independence for kids.

We plan to bring financial literacy to the next generation by helping parents teach their kids to be smart with money. Kachinga provides an allowance, chore & savings management app for kids, a secure debit card with parental controls that offers children and teens real world money experience, and personalized guidance for parents trying to educate their kids. We provide options for families with kids of all ages.



Kachinga Teaches Kids the Smart Way to Manage Money
EARN
• One-time or recurring money transfers
• Empower kids to earn money inside & outside the home while allowing parents to track
SAVE
• Set near & long-term savings goals
• Allow family & community to contribute to kids' savings goals
GIVE
• Donate to the causes kids care about
• Enable family & community to match contributions
SPEND
• Track where the $ goes with real-time spend notifications
• Set limits for or block stores/categories
Helping kids get what they want, while learning what they need
Property of Kachinga, Inc. 2022 | Private & Confidential | kachinga

Options to Fit Every Family
Virtual Money
Parents manage & track money they're holding elsewhere for their kids. Perfect for younger kids!
Real Money
Parents connect their bank account to transfer money to their kids' debit card to provide critical real-world experience.
Choose What Works Best For Your Family
Parents choose which kids are ready for a Kachinga debit card to make purchasing decisions on their own.
Real Money
Virtual Money
4 years
7 years
12 years
14 years
18 years
Property of Kachinga, Inc. 2022 | Private & Confidential | kachinga





Our Team

We have built a team that has demonstrated the skills needed to build and grow a successful SaaS company through decades of experience. As parents, we are also our own customer giving us unique insight and a passion as we advance forward. Bill Butler (CEO) led high growth initiatives for products, business lines, and start-ups in the financial services industry. He spent years focused on projects that help consumers gain access to mainstream banking, establish credit, and learn about financial stewardship. John McIntyre (Chairman) has built 3 SaaS companies from start-up to $30M+ in ARR. John Zdanowski (CFO) has 20+ years in financial startups and has raised more than $300M, leading companies to successful exits including an IPO.



Sightly Microsoft FILAM GENERAL ASSEMBLY market leader

Growing Rapidly

Since launching the Kachinga, we've seen dramatic market adoption and strong organic growth. Imagine our growth potential as we begin to invest more in marketing in 2022! Customers choose Kachinga because they're looking for more than a convenient spending card. Kachinga offers competitive product features to support financial education, along with data-driven insight that reinforces learning.



The Market

With over 33M US families with children under 18, Kachinga offers a unique value proposition to tap into the $91B spent annually by kids in the US.



Data-Driven Insight Drives Differentiation

Kachinga's product features are designed to educate users while interacting within the app. This reinforces learning while parents work with children to establish and track goals.

Kachinga's target audience are parents who value both financial literacy for kids as well as convenience. While new companies have entered the market, their product offering instead is focused on families with teens--which represents less than 35% of the addressable market. Kachinga delivers all the convenience of a spending card program beginning at a younger age, *plus* in-app features that encourages collaboration between parents and kids.

Only Solution With Data-Driven Personalized Guidance

	kachinga	goalsetter	GREENLIGHT	gohenry	BusyKid	ROOSTER MONEY
Debit card for kids w/parent controls	☺	☺	☺	☺	☺	✕
Early age child engagement w/free option	☺	☺	✕	✕	✕	☺
Extended family & community model	☺	☺	☺	✕	✕	✕
Financial education outcome focus	☺	☺	✕	✕	☺	☺

| Data-driven personalization & insights | 😊 | ✕ | ✕ | ✕ | ✕ | ✕ |
| Headquarters | US | US | US | UK | US | UK |

Augmented Intelligence Increases Differentiation

Future Data-Driven Personalized Guidance & Insights

Answer parents' questions
Guide decisions about allowance, chores, savings goals & more
"What chores & savings goals are age appropriate for my child?"

Identify teaching moments
Notify parents of opportunities to teach critical money lessons
Child's below average savings rate generates parent prompt with recommendations on how to improve

Parents & experts helping parents
Connect experts & parents with other parents facing challenges to share practical advice
"My child spends more than she earns, what should I do?"

Identify trends & behaviors
Proactively share progress & comparison of child's money habits
"How do my child's spending habits compare to others?"

Drive measurable results
Deliver most impactful advice based on child behavior & family dynamics
Use earn, spend & save history along with quiz results to correlate behavior/knowledge impact of specific advice

Improve financial education
Help experts learn what advice works best to support financial literacy
Use feedback of what advice works for whom to advance development of guidance/education

Path to Profitability

Kachinga currently generates revenue through our $36/child per year subscription fee for our Real Money secure debit card program, plus the interchange processed through spending. Future pathways to monetization include sponsorships, retail partnerships, and other financial services. We estimate being cashflow positive within 12-24 months.

Compelling Financial Forecast

Annual Revenue ($000)



Profit & Loss ($000)

	2021	2022	2023	2024	2025
Revenue*	$11	$2,727	$18,468	$39,065	$68,000
Gross Profit	(14)	1,842	13,201	30,590	54,356
Operating Expense	283	1,880	6,143	9,914	11,368
Net Income	(297)	(38)	7,057	20,676	42,987
Real Money Subscribers** (000)	1	108	631	1,433	2,606
Virtual Money Subscribers*** (000)	13	324	1,893	4,299	7,818
Total Subscribers (000)	14	432	2,524	5,732	10,424

* Revenue based on accrual accounting (GAAP / Deferred)
** Real Money Subscribers include Parents & Kids
*** Virtual Money Subscriber count is 3X Real Money Subscribers

Note: this slide contains forward looking projections which cannot be guaranteed.

Downloads

Kachinga Investor Pitch 2022 02.pdf